

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170115

DIVISION OF
CORPORATION FINANCE

January 18, 2017

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Re: SL Green Realty Corp.
Incoming letter dated January 10, 2017

Dear Mr. Gerber:

This is in response to your letter dated January 10, 2017 concerning the shareholder proposal submitted to SL Green by the Trowel Trades S&P 500 Index Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Thomas McIntyre
International Union of Bricklayers and Allied Craftworkers
tmcintyre@bacweb.org

January 18, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SL Green Realty Corp.
Incoming letter dated January 10, 2017

The proposal requests that the compensation committee take into consideration the pay grades and/or salary ranges of all classifications of company employees when setting target amounts for CEO compensation.

We are unable to concur in your view that SL Green may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that SL Green may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that SL Green may exclude the proposal under rule 14a-8(i)(7). We note that the proposal focuses on senior executive compensation. Accordingly, we do not believe that SL Green may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Courtney Haseley
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
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BY EMAIL (shareholderproposals@sec.gov)

January 10, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: SL Green Realty Corp. – 2017 Annual Meeting
Omission of Shareholder Proposal of the
Trowel Trades S&P 500 Index Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of our client, SL Green Realty Corp., a Maryland corporation ("SL Green," or the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the Trowel Trades S&P 500 Index Fund (the "Proponent") from the proxy materials to be distributed by SL Green in connection with its 2017 annual meeting of stockholders (the "2017 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its enclosures to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of SL Green's intent to omit the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if it submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the Company.

I. The Proposal

The text of the resolution in the Proposal is set forth below:

> **RESOLVED:** Shareholders of SL Green Realty Corp. (the "Company") request that the Compensation Committee of the Board of Directors take into consideration the pay grades and/or salary ranges of all classifications of Company employees when setting target amounts for CEO compensation. The Compensation Committee should describe in the Company's proxy statements for annual shareholder meetings how it complies with this requested policy. Compliance with this policy is excused if it will result in the violation of any existing contractual obligation or the terms of any existing compensation plan.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in SL Green's view that it may exclude the Proposal from the 2017 proxy materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is inherently vague and indefinite so as to be materially misleading in violation of the proxy rules; and

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

III. Background

On December 16, 2016, SL Green received the Proposal, accompanied by a cover letter dated December 15, 2016 from Comerica Bank & Trust, National Association, as Trustee of the Proponent. In addition, SL Green received a letter from Comerica Taft-Hartley Services, the Proponent's custodian, dated December 16, 2016, verifying the Proponent's stock ownership from December 16, 2015 until December 15, 2016. After confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f), on December 20, 2016, the Company sent a letter to the Proponent (the "Deficiency Letter") via email requesting a written statement from the record holder of the Proponent's shares and a participant in the Depository Trust Company verifying that the Proponent had beneficially owned the requisite number of shares of the Company's stock continuously for at least one year preceding and including December 15, 2016, the date of submission of the Proposal. On December 22, 2016, the Company received a revised letter from Comerica Taft-Hartley Services, the Proponent's custodian, verifying the Proponent's stock ownership for at least one year preceding and including December 15, 2016. Copies of the Proposal, cover letter, Deficiency Letter and related correspondence are attached hereto as Exhibit A.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because it Is Inherently Vague and Indefinite so as to Be Materially False and Misleading in Violation of the Proxy Rules.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. The Staff has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin 14B (Sept. 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff has permitted exclusion under Rule 14a-8(i)(3) of shareholder proposals relating to executive compensation matters where the proposal failed to define key terms or otherwise failed to provide necessary guidance on its implementation. *See General Dynamics Corp.* (Jan. 10, 2013) (permitting exclusion of a proposal requesting a policy that, in the event of a change of control, there would be no acceleration in the vesting of future equity pay to senior executives, provided that any unvested award may vest on a pro rata basis, where it was unclear how to apply the "pro rata" vesting provision); *PepsiCo, Inc.* (Jan. 10, 2013) (Steiner) (same); *The Boeing Co.* (Mar. 2, 2011) (permitting exclusion of a proposal requesting that senior executives relinquish preexisting "executive pay rights," where the proposal did not sufficiently explain the meaning of "executive pay rights");

General Motors Corp. (Mar. 26, 2009) (concurring with the exclusion of a proposal to "eliminate all incentives for the [chief executive officer] and the Board of Directors" where "incentives" was not defined); *Verizon Communications Inc.* (Feb. 21, 2008) (permitting exclusion of proposal prohibiting certain compensation unless Verizon's returns to shareholders exceeded those of its "Industry Peer Group," which term was not defined in the proposal).

In this case, the Proposal fails to define certain key terms such that the stockholders and the Company would be unable to determine with any reasonable certainty exactly what actions or measures the Proposal requires. The Proposal fails to define "take into consideration," "pay grades and/or salary ranges," and "classifications of Company employees," which are central aspects of the Proposal. The Proposal also fails to provide guidance on how the Proposal should be implemented, as it does not specify how classifications of Company employees should be identified, how to determine such employees' pay grades and/or salary ranges or what the Compensation Committee should do to "take [such information] into consideration."

- "*Take into consideration*" – the Proposal requests that the Compensation Committee of SL Green's Board of Directors "take into consideration" the pay grades and/or salary ranges of all classifications of SL Green employees when setting target amounts for CEO compensation, but does not provide any explanation of what it means to "take into consideration" this information. In fact, the supporting statement contained in the Proposal specifically states that the Proposal does not require the Compensation Committee to use this employee pay data in any specific way. As a result of this vagueness, it would be unclear to stockholders voting on the Proposal, and to the Company implementing the Proposal (if adopted), whether taking into consideration this information means that the Compensation Committee should make adjustments to the CEO's compensation or should make adjustments to the compensation of employees generally.

- "*Pay grades and/or salary ranges*" – The Proposal is similarly vague and indefinite with respect to the metrics of compensation that it requests the Compensation Committee to consider. Given that "pay grades and/or salary ranges" is not defined, and that SL Green has approximately 1,100 employees, there is no reasonable way for SL Green to be sure that its Compensation Committee would compare employee data in the manner envisioned by the Proposal or by the stockholders voting on the Proposal, should it be adopted.

- "*Classifications of Company Employees*" – The Proposal is similarly vague and indefinite in that it does not define the "classifications of Company employees" for which the Compensation Committee is asked to take information into consideration. For example, the supporting statement contained in the Proposal discusses the pay of "other senior executives" as well as the Proponent's view that the pay of "non-executive employees" should also be considered. One interpretation is that the Compensation Committee should compare the Chief Executive Officer's compensation to that of "other [non-CEO] senior executives" as a group and another interpretation is that the comparison should be to all other "non-executive employees" as a group. Further, more granular "classifications of Company employees" within those broader groups also could be envisioned.

As described above, the Proposal is so inherently vague that neither the stockholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures would be required. Accordingly, the Company believes the Proposal is materially false and misleading in violation of Rule 14a-9 and therefore may be excluded from the Company's 2017 proxy materials pursuant to Rule 14a-8(i)(3).

V. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a stockholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct stockholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment.

The Staff has explained that, since 1992, it has applied a bright-line analysis when considering whether a proposal may be excluded under Rule 14a-8(i)(7), permitting exclusion of proposals that "relate to general employee compensation matters" but not of proposals "that concern only senior executive and director compensation." Staff Legal Bulletin No. 14A (Jul. 12, 2002) ("SLB 14A") (emphasis in original).

In this instance, the Proposal does not relate solely to the compensation of senior executives. Rather, the Proposal seeks to impact the balance of compensation of all of the Company's employees by requesting that the Compensation Committee "take into consideration" the pay grades and/or salary ranges of all classifications of Company employees. If the Proposal is approved, the Company could comply by taking into consideration and adjusting pay grades and/or salary ranges of employees generally without adjusting compensation of senior executives. In this regard, the supporting statement contained in the Proposal articulates the goal of "ensur[ing] that our Company's CEO compensation is reasonable relative to our Company's overall employee pay philosophy and structure." Accordingly, the Proposal seeks to regulate the Company's compensation of its workforce as a whole and deals with matters relating to the Company's ordinary business operations.

The Staff has concurred in the exclusion of proposals that seek to regulate executive compensation but also affect or impact the compensation of a broader group of employees. For example, several companies have been permitted to exclude proposals requesting that the managing officers voluntarily repatriate 33% of their total monetary compensation for 2013 into a bonus pool to be distributed to other company employees. *See Deere & Co.* (Barnett) (Oct. 17, 2012); *Emerson Electric Co.* (Oct. 17, 2012); *Johnson Controls, Inc.* (Oct. 16, 2012). In each case, the Staff noted that the proposal in question related "to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors." Similarly, in *Delta Air Lines, Inc.* (Mar. 27, 2012) the Staff permitted exclusion of a proposal requesting a program that would prohibit payment under any incentive program for management or executive officers unless there was an appropriate process to fund the retirement accounts of company pilots.

Moreover, in accordance with SLB 14A, the Staff has concurred in the exclusion of proposals relating to pay ratio or similar comparisons of executive compensation and employee compensation that could impact compensation of employees generally and were not limited to compensation that may be paid to senior executive officers. For example, in *Microsoft Corp.* (Sept. 17, 2013), the Staff permitted exclusion under Rule 14a-8(i)(7) of a proposal requesting that the compensation committee or board of directors limit the compensation of senior management, executives and other employees for whom the board determines compensation to one hundred times the average total compensation paid to full-time, non-contract employees, where the company noted that the proposal could be construed as an initiative to increase average pay of all employees and the Staff concurred that the "proposal relate[d] to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors." Similarly, the Staff has permitted exclusion under Rule 14a-8(i)(7) of proposals that requested the compensation committee of the board initiate a review of the company's executive compensation policies and make available upon request a summary of the report, where the proposal suggested that the report include a comparison of the total compensation package of the top senior executives and the company's employees' median wage and an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced, since the "proposal relate[d] to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors." *See Kohl's Corp.* (Feb. 27, 2015); *Yum! Brands, Inc.* (Feb. 24, 2015) (same); *Verizon Communications Inc.* (Feb. 23, 2015) (same).

On the other hand, the Staff has not concurred with exclusion under Rule 14a-8(i)(7) where the proposal clearly focused on senior executive compensation. For example, in *United Natural Foods, Inc.* (Oct. 2, 2014), the Staff denied exclusion under Rule 14a-8(i)(7) where the proposal requested that the compensation committee report the CEO-to-employee pay ratio as required by Dodd-Frank, address the issue of internal equity as reflected in that ratio and establish a cap on executive compensation if deemed appropriate. Similarly, in *CVS Health Corp.* (Mar. 16, 2016), the Staff denied exclusion under Rule 14a-8(i)(7) where the proposal requested the compensation committee of the board initiate a review of the company's executive compensation policies and make available upon request a summary of the report, where the proposal requested that the report include a comparison of the total compensation package of the senior executives and the company's employees' median wage and an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced and an evaluation of whether senior executive compensation packages should be modified to be kept within certain boundaries. In both of these instances, the focus of the proposal was to compare executive compensation and employee compensation in order to consider limiting or modifying executive compensation.

In the present situation, the supporting statement contained in the Proposal clearly states that the Proposal does not require the Compensation Committee to use the employee pay data in any specific way. Thus, if the Proposal is approved by stockholders, the Company could comply with the Proposal by modifying pay grades or salary ranges of employees generally. Therefore, the Proposal is similar to the proposals excluded in *Microsoft, Kohl's, Verizon* and *Yum! Brands*, in which the proposals related to compensation that may be paid to employees generally, and is significantly different than the proposals in *United Natural Foods* and *CVS Health*, in which the proposals were limited to compensation that may be paid to executive officers.

Accordingly, the Company believes that the Proposal may be excluded from its 2017 proxy materials pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

VI. Conclusion

Based upon the foregoing analysis, SL Green respectfully requests that the Staff concur that it will take no action if SL Green excludes the Proposal from its 2017 proxy materials.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of SL Green's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,



Marc S. Gerber

Enclosures

cc: Andrew S. Levine
Chief Legal Officer, General Counsel and Executive Vice President
SL Green Realty Corp.

Thomas McIntyre
Regional Representative
International Union of Bricklayers and Allied Craftworkers

EXHIBIT A

(see attached)

Comerica

December 15, 2016

BY OVERNIGHT DELIVERY

Mr. Andrew S. Levine
Corporate Secretary
SL Green Realty Corp.
420 Lexington Avenue
New York, New York 10170-1881

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Levine:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that pursuant to the 2016 proxy statement of SL Green Realty Corp. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2017 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

We welcome the opportunity to discuss this proposal particularly if the Company is already considering pay to other employees. Please direct all questions or correspondence regarding the Proposal to the attention of Thomas McIntyre at TMcIntyre@bacweb.org or 617-650-4246.

Sincerely,



Joseph E. Molnar
Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Enclosure

Comerica Taft-Hartley Services
MC 3464, PO BOX 75000, Detroit, MI 48275 • 411 West Lafayette Boulevard, Detroit, MI 48226 • comerica.com



RESOLVED: Shareholders of SL Green Realty Corp. (the "Company") request that the Compensation Committee of the Board of Directors take into consideration the pay grades and/or salary ranges of all classifications of Company employees when setting target amounts for CEO compensation. The Compensation Committee should describe in the Company's proxy statements for annual shareholder meetings how it complies with this requested policy. Compliance with this policy is excused if it will result in the violation of any existing contractual obligation or the terms of any existing compensation plan.

SUPPORTING STATEMENT

Like at many companies, our Company's Compensation Committee uses peer group benchmarks of what other companies pay their CEOs to set its target CEO compensation. These target pay amounts are then subject to performance adjustments. To ensure that our Company's CEO compensation is reasonable relative to our Company's overall employee pay philosophy and structure, we believe that the Compensation Committee should also consider the pay grades and/or salary ranges of Company employees when setting CEO compensation target amounts.

This proposal does not require the Compensation Committee to use other employee pay data in a specific way to set CEO compensation targets. Under this proposal, the Compensation Committee will have discretion to determine how other employee pay should impact CEO compensation targets. The Compensation Committee also will retain authority to use peer group benchmarks and/or any other metric to set CEO compensation target amounts.

Over time, using peer group benchmarks to set CEO compensation can lead to pay inflation. Although many companies target CEO compensation at the median of their peer group, certain companies have targeted their CEO's pay above median. In addition, peer groups can be cherry-picked to include larger or more successful companies where CEO compensation is higher. (Charles Elson and Craig Ferrere, "Executive Superstars, Peer Groups and Overcompensation," Journal of Corporation Law, Spring 2013).

High pay disparities between CEOs and other senior executives may undermine collaboration and teamwork. According to Institutional Shareholder Services, an excessive pay disparity between the CEO and the next highest-paid named executive officer is a problematic pay practice that may result in a recommendation to its clients that they vote against advisory votes on executive compensation. (Institutional Shareholder Services, United States Proxy Voting Manual, February 23, 2016, p. 147).

In our view, the pay of non-executive employees should also be considered. High CEO compensation can impact the morale and productivity of employees who are not senior executives. According to a Glassdoor study of employee opinions, "Higher CEO compensation is statistically linked to lower CEO approval ratings on average" (Glassdoor, What Makes a Great CEO?, August 2016, available at https://www.glassdoor.com/research/studies/what-makes-a-great-ceo/).

For those reasons, we urge you to vote in favor of this proposal.

Comerica

December 16, 2016

BY OVERNIGHT DELIVERY

Mr. Andrew S. Levine
Corporate Secretary
SL Green Realty Corp.
420 Lexington Avenue
New York, New York 10170-1881

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Levine:

As custodian of the Trowel Trades S&P 500 Index Fund, we are writing to report that as of the close of business on December 15, 2016 the Fund held 1,854 shares of SL Green Realty Corp. ("Company") stock in our account at Depository Trust Company and registered in its nominee name of Cede & Co. The Fund has held in excess of $2,000 worth of shares in your Company continuously since December 16, 2015.

If there are any other questions or concerns regarding this matter, please feel free to contact me at (313) 222-0209 or jemolnar@comerica.com.

Sincerely,



Joseph E. Molnar
Vice President





Andrew S. Levine
Chief Legal Officer - General Counsel
Executive Vice President

December 20, 2016

BY EMAIL

Thomas McIntyre
International Union of Bricklayers and
Allied Craftworkers
TMcIntyre@bacweb.org

RE: Notice of Deficiency

Dear Mr. McIntyre:

I am writing to acknowledge receipt of the shareholder proposal (the "Proposal") submitted by Comerica Bank & Trust, National Association in its capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Proponent") to SL Green Realty Corp. ("SL Green") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in SL Green's proxy materials for the 2017 Annual Meeting of Stockholders (the "Annual Meeting"). The Proponent has requested that all correspondence regarding the Proposal be directed to your attention.

Under Rule 14a-8, in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of SL Green common stock for at least one year, preceding and including the date that the proposal was submitted. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that the Proponent is not a registered holder of SL Green common stock. We have received a letter on the Proponent's behalf from Comerica Bank indicating the Proponent's ownership of shares of SL Green common stock for the period from December 16, 2015 through December 15, 2016. However, as the date of submission of the Proposal was December 15, 2016, the Proponent must provide proof of ownership for the period from December 15, 2015 through December 15, 2016, the date of submission, and there is a gap in the period of ownership covered by the Comerica Bank letter.


SL GREEN
REALTY CORP.

Accordingly, please provide a written statement from the record holder of the Proponent's shares (usually a bank or broker) and a participant in the Depository Trust Company (DTC) verifying that, at the time the Proponent submitted the Proposal, which was December 15, 2016, the Proponent had beneficially held the requisite number of shares of SL Green common stock continuously for at least one year preceding and including December 15, 2016 (which must include December 15, 2015).

In order to determine if the bank or broker holding the Proponent's shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/client-center/dtc-directories. If the bank or broker holding the Proponent's shares is not a DTC participant, you also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the Proponent's broker or bank. If the DTC participant knows the Proponent's broker or bank's holdings, but does not know the Proponent's holdings, the Proponent can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of shares were continuously held for at least one year – one from the Proponent's broker or bank confirming the Proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership. For additional information regarding the acceptable methods of proving the Proponent's ownership of the minimum number of shares of SL Green common stock, please see Rule 14a-8(b)(2) in Exhibit A.

Rule 14a-8 requires that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. SL Green reserves the right to seek relief from the Securities and Exchange Commission as appropriate.

Very truly yours,

Enclosure

EXHIBIT A

[ATTACHED]

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

Comerica®

December 21, 2016

BY OVERNIGHT DELIVERY

Mr. Andrew S. Levine
Corporate Secretary
SL Green Realty Corp.
420 Lexington Avenue
New York, New York 10170-1881

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Levine:

As custodian of the Trowel Trades S&P 500 Index Fund, we are writing to report that as of the close of business on December 15, 2016 the Fund held 1,854 shares of SL Green Realty Corp. ("Company") stock in our account at Depository Trust Company and registered in its nominee name of Cede & Co. The Fund has held in excess of $2,000 worth of shares in your Company continuously since December 15, 2015.

If there are any other questions or concerns regarding this matter, please feel free to contact me at (313) 222-0209 or jemolnar@comerica.com.

Sincerely,



Joseph E. Molnar
Vice President